BRF S.A.
A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF OPENS ITS FIRST PLANT IN THE MIDDLE EAST

The facility will be the largest food processor of meat products in the region

BRF, the world's seventh largest food company by market value, inaugurates today its first processed foods plant in the Middle East, the largest in the region. Approximately U$160 million were invested in the construction of the unit, which is located in KIZAD's industrial district of Abu Dhabi, in the United Arab Emirates. "The new plant is an important cornerstone of the Company's internationalization process" said Abilio Diniz, BRF's Chairman of the Board of Directors.

The strategic location of the unit will ensure fast and efficient access to strategic markets. The plant, which will produce processed foods (breaded products, hamburgers and pizzas, among other products), starts operating with approximately 350 employees, a number that could reach 1,400 in 2017, when the plant’s production capacity of 70,000 tons/year is achieved. As with other plants operated by the Company, the new unit's production lines follow strict standards of food safety, one of the most important attributes valued by Middle Eastern consumers.

"The ability to produce processed foods locally increases the Company's flexibility to adapt products to local demand and favors the expansion of Sadia's product portfolio in the food services channel, offering the best options to customers," says Claudio Galeazzi, BRF's Global CEO. "We are a global Company with leading brands, committed to helping people build a better future that begins with the communities around us", added the executive.

"The new plant follows the highest standards of quality and food security in the world, in accordance with Halal production practices, which are the specific requirements of the countries that follow the principles of Islam," explains Pedro Faria, BRF's International CEO. For Patrício Rohner, BRF's regional director in the Middle East, the food safety standards adopted by the Company will serve as an example to other companies that already operate in the region. "BRF will even have the opportunity to participate and contribute to the development of local norms", says the executive.

"The opening of BRF's food unit represents an important milestone regarding our efforts to enable local development and diversify the emirate's economy - in line with the economic plan of Abu Dhabi 2030. The opening of the new facility in KIZAD confirms the importance of the location, facilitating access to global markets", said Mohamed Juma Al Shamisi, CEO of KIZAD's industrial zone.”As the local food industry is expected to post significant growth in the coming years, BRF's plant should contribute considerably to the local production output and to the reduction of imports", he adds.

São Paulo, November 26, 2014

Augusto Ribeiro Júnior

Chief Financial and Investors Relations Officer